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                               GARAN, INCORPORATED
                                350 Fifth Avenue
                            New York, New York 10118


                                                                    May 16, 2001


Bradley T. Kamlet, Esq.
Attorney-Adviser
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                             Re: Garan, Incorporated
                                 Schedule TO-I/A filed May 4, 2001
                                 SEC File No. 5-33896

Dear Mr. Kamlet:

         This letter is in response to the comments contained in your letter of May 11, 2001, on the referenced filing by Garan, Incorporated ("Company"). This response follows the format of your letter.

General

         1. The Company's Board of Directors believes that the purchase by the Company of up to 700,000 shares of its outstanding Common Stock constitutes an attractive investment and use of available funds.

         The Company has included a detailed response to Item 6 in Amendment No. 2 to Schedule TO-I filed today via the EDGAR system together with this letter. Please note, specifically, that the Company has no plans, proposals, or negotiations which relate to or would result in any of the events referred to in paragraphs (1) through (10) of Item 1006(c) of Regulation M-A.

Purpose of the Offer; Certain Effects of the Offer, page 4

         2. The Company has amended the first paragraph of Section 2 on page 4 of the revised Offer to Purchase filed together with Amendment No. 2 to Schedule TO-I to clarify that


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the safe harbor for forward-looking statements provided in the Private
Securities Litigation Reform Act applies solely to the Company's filings under the Securities Exchange Act of 1934 which are incorporated by reference and does not apply to statements made by the Company solely in connection with the tender offer.

Certain Conditions of the Offer, page 10

         3. The first and last paragraphs of Section 7 on pages 10 and 11 of the revised Offer to Purchase filed together with this letter have been amended to reflect that all conditions to the offer must be satisfied or waived by the Company at or prior to the expiration date.

         4. Paragraphs (a) and (c) and the first and last paragraphs of Section 7 on pages 10 and 11 of the revised Offer to Purchase filed together with this letter have been amended to replace the Company's right to waive conditions in its sole judgment or discretion with a reasonableness standard.

Certain Federal Income Tax Consequences, page 17

         5. The first sentence of Section 14 on page 17 of the revised Offer to Purchase filed together with this letter has been amended to state that this section discusses all "material" Federal income tax consequences of the transaction.

         This letter and the revised Offer to Purchase are being filed today as Exhibits to Amendment No. 2 to Schedule TO-I, and in accordance with your advice to us, none of these documents will be mailed to the Company's shareholders.

                                           Very truly yours,


                                           Marvin S. Robinson
                                           Vice-President-General Counsel and
                                           Secretary
                                           c/o Tannenbaum Dubin & Robinson, LLP
                                           1140 Avenue of the Americas
                                           New York, New York 10036